

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

February 11, 2016

Via E-mail
David A. Webb
Chairman and President
Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
One American Road
Dearborn, Michigan 48126

> **Re:** **Ford Credit Auto Lease Two LLC**
> **CAB East LLC**
> **CAB West LLC**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed February 3, 2016**
> **File Nos. 333-208514, 333-208514-01 and 333-208514-02**

Dear Mr. Webb:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 7, 2016 letter.

David A. Webb
Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
February 11, 2016
Page 2

<u>Form of Prospectus</u>

<u>Reference Pool</u>

<u>Obligation to Reallocate Ineligible Leases and Leased Vehicles, page 54 and Dispute Resolution for Reallocation Requests, page 57</u>

1. We note your responses to prior comments 5 and 6 clarifying that a noteholder, including a beneficial owner, will make a reallocation request and exercise its right to dispute resolution through the indenture trustee. However, we also note that Section 6.2(f) of the Indenture, as revised, provides that the indenture trustee is not obligated to "start, pursue or defend litigation, investigate any matter or honor the request, demand or direction of the Noteholders, other than requests, demands or directions relating to an asset representations review demand under Section 7.2, unless the Indenture Trustee is requested to do so by the Noteholders of at least 25% of the aggregate Note Balance and the Noteholders have offered to the Indenture Trustee reasonable security or indemnity satisfactory to it for the reasonable expenses that might be incurred by the Indenture Trustee in complying with the request or direction." This provision appears to indicate that the indenture trustee would not be required to notify the sponsor, depositor or servicer, under Section 6.16 of the Indenture, of a reallocation request received from a noteholder (including a beneficial owner) under Section 3.3 of the Exchange Note Sale Agreement, or consequently refer a matter to dispute resolution on behalf of such noteholder under Section 3.4 of the Exchange Note Sale Agreement, unless noteholders of at least 25% of the aggregate note balance agreed to such reallocation request and indemnified the indenture trustee. Please revise your prospectus and transaction agreements as appropriate to clarify that a noteholder (including a beneficial owner) may direct the indenture trustee to make a reallocation request and refer a matter to dispute resolution on behalf of such noteholder without the 25% threshold or indemnification requirements.

2. Additionally, please clarify whether the directing investor will make all decisions related to the dispute resolution or whether such decisions will be made by the indenture trustee.

<u>Transaction Parties</u>

<u>Indenture Trustee, page 95</u>

3. In addition to any revisions necessary here in response to our comments above, please revise your disclosure here to conform to changes you have made in Section 6.2(f) of the Indenture to require a 25% noteholder threshold to direct the indenture trustee to act.

David A. Webb
Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
February 11, 2016
Page 3

Exhibits

Exhibit 10.3 – Form of Exchange Note Sale Agreement

4. In addition to any revisions necessary in Sections 3.3 and 3.4 in response to our comments above, please revise these sections to clarify, consistent with the disclosure in your prospectus, that a noteholder will make a reallocation request and refer a matter to dispute resolution through the indenture trustee.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Susan J. Thomas, Esq.
        Ford Motor Credit Company LLC

        Joseph P. Topolski, Esq.
        Katten Muchin Rosenman LLP